May 19, 2006

Mr. Stephen C. Muther, Esq.
Senior Vice President - Administration, General Counsel and
Secretary

MainLine Management LLC
5002 Buckeye Road
Emmaus, PA 18049

      Re:	Buckeye GP Holdings L.P.
      	Registration Statement on Form S-1
      Filed April 20, 2006
      File No. 333-133433

Dear Mr. Muther:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel.
You
can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

3. Please update your disclosure with each amendment to the most recent practicable date. For example, update the status of your application to list your common units on the New York Stock
Exchange.

4. We note that your partnership agreement limits your general partner`s fiduciary duties to your unitholders. Please reiterate this each time you discuss how your general partner owes a fiduciary to your unitholders.

Summary, page 1

5. We note your various claims regarding industry leadership, here and elsewhere in the prospectus. For example, we refer to your statement that Buckeye owns and operates "one of the largest independent refined petroleum products pipeline systems in the United
States...."  Provide with us with objective support for these types
of statements and claims. If you cannot provide such support, delete such language.

6. We refer you to your discussion of the Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Risk Factors, page 17

7. In a number of places in the risk factor section you use variations of the phrase "material adverse effect." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you
"cannot assure" a particular outcome, revise to state the risk plainly and directly.

In the future, we may not have sufficient cash to pay...., page 18

8. Indicate here that your pro forma available cash for the year ended December 31, 2005 would have only been sufficient to pay
79.7%
of the full initial distribution amount on your units during that period.

Environmental regulation may impose significant costs..., page 21

9. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.



Use of Proceeds, page 35

10. We note that you intend to use the proceeds of this offering to repay all outstanding indebtedness and to make distributions to current equity owners. To the extent that any such indebtedness was incurred within the last year, disclose the use of such indebtedness.
In addition, please disclose with specificity the amounts to be distributed to your current equity owners, including the identification of such equity owners.

Our Cash Distribution Policy and Restrictions on Distributions,
page
39

Restrictions and Limitations on Our Ability to Change...., page 40

11. Revise this section to state also that in addition to there being no guarantee that unitholders will receive quarterly distributions, unitholders also have no contractual or other legal right to the quarterly distributions.

Our Initial Quarterly Distribution, page 41

12. Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you "intend" or "expect" to declare and pay. Please revise where appropriate throughout your filing.

Our Cash Distribution Policy, page 41

13. Tell us why you have assumed the redemption of 1,875,000 units from your current equity owners in the table of Estimated Cash
Available on page 46.

14. Tell us if you have made additional grants of Buckeye LP units to employees since December 31, 2005. We note that 657,900 limited units were available for future grants as of December 31, 2005 from the footnote disclosures of MainLine, L.P. If additional grants have been made since December 31, 2005, tell us how you have accounted for such grants in your cash distribution policy disclosures and tables.

Buckeye`s Cash Distribution Policy, page 42

15. Please state the business purpose and effect of Buckeye not formally adopting a cash distribution policy that requires it to distribute its available cash to its partners on a quarterly or other basis considering that it has historically distributed its available cash to its partners on a quarterly basis ever since its initial public offering in 1986.




Estimated Cash Available to Pay Distributions Based on Estimated
Minimum Consolidated Adjusted EBITDA, page 46

16. Please revise your table to begin with a reconciliation of the Estimated Minimum Consolidated Adjusted EBITDA to your forecasted cash flow from operations to enhance a reader`s understanding of how this measure is derived from an amount calculated in accordance with
GAAP.

17. Please explain the reasons for the significant increase in the Consolidated EBITDA/Consolidated Interest Expense debt covenant ratio on Buckeye`s credit facility from 2.98x as of December 31, 2005 historical amounts to 4.37x as a result of the estimated amounts presented for the 12 months ending March 31, 2007.

18. We note you expect to fund approximately $27.1 million in expansion capital expenditures through additional borrowings under Buckeye`s current revolving credit agreement per your disclosures in footnote (b)(6) to the table presented on page 46. Form your disclosures in footnote (j), we also understand you intend to incur approximately $50 million in expansion capital expenditures over the next 12 months, of which the remaining $22.9 million may be funded by equity issuances, cash on hand or other debt sources. Currently, your table appears to reflect the entire $50 million will be funded through borrowings. If true, please revise your table to include the effect of the additional interest expense on the remaining $22.9 million in borrowings that does not appear to be included in the adjustment described in footnote (b)(6).

19. If you intend to finance this additional $22.9 million in expansion capital expenditures through equity issuances or cash on hand, please revise your table to account for the effect of issuing additional partnership units or the reduction of cash on hand to fund such amounts.

20. Please provide us with a table detailing your calculation for the adjustment for distributions to minority interest holders of Buckeye subsidiaries as discussed in footnote (g).

Assumptions and Considerations, page 48

21. To the extent determinable, include some sensitivity analysis for your quantified assumptions to indicate either a breakeven level for each or the impact of level of change for each on your ability to pay the estimated cash distribution.

22. Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations. We note Buckeye`s ability to borrow under its revolving credit agreement to make distributions.

Unaudited Pro Forma Consolidated Available Cash, page 50

23. Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Unaudited Pro Forma Consolidated Available Cash, page 51

24. Please update the footnote references to the line items
"Earnings
of equity investments" and "income tax expense" to refer to the correct footnote.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 60

Results of Operations, page 62

Consolidated Financial Results for the Year Ended December 31,
2005,
page 62

25. We note that you present and discuss the combined results for the
predecessor and successor periods for the fiscal year 2004.
Expand
your disclosure to indicate why you believe your presentation of the
combined results is more meaningful than separate discussions of your
predecessor and successor periods for 2004.   In addition, you
should
expand your disclosure as follows:

* Explain that GAAP does not allow for such a combination, but that you have strictly added the successor and predecessor columns together and that you have made no attempt to pro forma the combined results.

* Indicate, if true, that although there was a change in basis from the predecessor period to the successor period, the effects of the basis change on the line items wasn`t material.

* Separately explain any purchase accounting adjustments and how they impacted the successor period.

2004 Compared to 2003, page 68

26. Your disclosures state the revenues from pipeline operations have
increased $7.5 million from 2004 to 2003 due to a change in classification of services recorded on a gross basis rather than the net-of-cost basis previously used. Please provide us with further explanation for the change in classification of these amounts in 2004 and why a similar reclassification of prior year amounts was not made. To aid in our understanding of the accounting you have applied, please also provide a detailed description of the nature of the amounts reflected on a gross or net basis and identify the accounting literature you have relied upon in determining a change in presentation was appropriate.

Liquidity and Capital Resources, page 70

Services Company, page 72

27. We understand that Buckeye is required to fund an escrow account for any shortfall in the value of limited partner units of Buckeye held by Services Company compared to the 125% of the balance payable under the ESOP Notes. We understand the value of the LP units held by Services Company is in excess of the 125% requirement as of December 31, 2005. Please tell us what the actual value of the LP units are in comparison to the balance payable under the ESOP Notes currently and as of December 31, 2005.

Cash Flows From Investing Activities, page 75

28. We note your discussion in the middle of page 76 describing the reasons for the decrease in pipeline and tank integrity expenditures during 2005 as compared to 2004. You have indicated the reduction is because Buckeye has completed much of the integrity work required and more of the expenditures were charged to expense. It is unclear why the accounting for such expenditures by expensing versus capitalizing these costs would be a reason for an overall decrease in the amounts incurred and why completion of the work for legal requirements under a comprehensive plan is a reason for such decrease. Please revise your disclosures to clarify the reasons for the decrease in such expenditures.

Critical Accounting Policies and Estimates, page 84

29. We note that you identified and disclosed several critical accounting policies. Your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Management, 104

30. Please ensure each bio provides a complete and unambiguous five year business history. For instance, it is unclear what Mr.
Wallace
did between February 2004 and September 1, 2004.


Management Units, page 110

31. We understand the Class B units issued by MainLine, L.P. in
2004
will be exchanged for management units in Buckeye GP Holdings. Based on the disclosures in footnote 15 on page F-44, we note the Class B units are subject to both time and performance based vesting provisions. Please tell us if the vesting provisions of the Class B units will remain the same when exchanged for management units upon the closing of the offering and what the accounting impact will be upon the exchange of such units.

Description of Our Common Units, page 122

Management Units, page 123

32. We note that each management unit will represent a limited partner interest in you and will be entitled to receive quarterly cash distributions in the same amount and at the same time as the quarterly cash distributions you make on each common unit. Further, you state that "[t]he management units, unlike the common units, will have a zero initial capital account balance but will be allocated a portion of [your] income, gain, loss, deduction and credit on a pro rata basis with [your] common units." Please clarify whether this is the only difference between the management and common units and compare the benefits of each.

Material Provisions of the The Partnership Agreement..., page 128

Voting Rights, page 129

33. We note that various matters require the approval of a "majority of [your] outstanding units." Please also identify here the number of unitholders that must be present at a meeting to constitute a quorum.

Material Tax Consequences, page 147

34. We refer to page 148 in which you state, "we will rely on the opinion of Vinson & Elkins L.L.P. that....we will be classified as
a
partnership." Revise to more explicitly state Vinson & Elkins` opinion that you will be classified as a partnership.

Financial Statements

Buckeye GP Holdings L.P. Unaudited Pro Forma Consolidated
Financial
Statements

Unaudited Pro Forma Consolidated Statement of Income, page F-4

35. Please revise the reference to footnote (g) in the earnings per unit line item. It appears the correct reference is footnote (i).

MainLine, L.P.

Note 2, Summary of Significant Accounting Policies, page F-15

Recent Accounting Pronouncements, page F-21

36. We note your disclosures in the last paragraph to this section on page F-22 states that as of January 1, 2006, you intend to change your accounting for integrity management expenditures from capitalizing those that extend or improve the life of the related asset to expensing all expenditures incurred to reflect such costs consistently in financial information presented in accordance with GAAP and for FERC regulatory purposes. You have further disclosed you expect this adoption to have an immaterial effect on the GAAP financial statements. Please explain how you have assessed this materiality for ongoing future periods taking into consideration the impact of capitalizing versus expensing these amounts when they are incurred as well as the failure to recognize depreciation expense of such amounts that should have been capitalized in accordance with GAAP in future periods over the life of the related asset.

Note 6, Goodwill and Intangible Assets, page F-27

37. Please support your conclusion that the $223.3 million in goodwill recognized in the acquisition of Glenmoor LLC on May 4, 2004 is unable to be allocated to the individual reporting units to which it relates. In your response, tell us what consideration you gave to the provisions of paragraphs 34 and 35 of SFAS 142. If the goodwill amount is required to be allocated in accordance with SFAS 142, please revise your disclosures to provide the information required by paragraph 45(c) and tell us how this allocation has affected your analysis for impairment of the goodwill balance.

Note 12, Other Non-Current Liabilities, page F-35

38. Please expand your footnote disclosure to describe the nature of the $20,100 deferred consideration and how you have accounted for this amount in your financial statements.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


      Sincerely,



							Tangela S. Richter
							Branch Chief




cc:	S. Buskirk
	A. Sifford
      J. Wynn

      via facsimile
	Mike Rosenwasser and Charles E. Carpenter
      Vinson & Elkins L.L.P.
            (212) 237-0100

Mr. Stephen C. Muther, Esq.
Buckeye GP Holdings L.P.
May 19, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010